UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AMEDISYS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

023436108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,654,097
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,654,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,654,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,908,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,908,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON Conan Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,908,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,908,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,908,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023436108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of NT Master and North Tide Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,654,097 Shares beneficially owned by NT Master is approximately $34,848,669, excluding brokerage commissions.  The aggregate purchase price of the 254,503 Shares held in the North Tide Account is approximately $2,776,048, excluding brokerage commissions.

Item 5.                    Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,691,200 Shares outstanding as of November 2, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

A.	NT Master

(a)	As of the close of business on November 11, 2015, NT Master beneficially owned 2,654,097 Shares.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,654,097
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,654,097

(c)	The transactions in the Shares by NT Master during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

B.	North Tide Capital

(a)
As of the close of business on November 11, 2015, 254,503 Shares were held in the North Tide Account.  North Tide Capital, as the investment manager of NT Master and the North Tide Account, may be deemed the beneficial owner of the (i) 2,654,097 Shares owned by NT Master and (ii) 254,503 Shares held in the North Tide Account.

Percentage: Approximately 8.6%

CUSIP NO. 023436108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,908,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,908,600

(c)
The transactions in the Shares by North Tide Capital through the North Tide Account and on behalf of NT Master during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

C.	Mr. Laughlin

(a)
Mr. Laughlin, as the Manager of NT Master and North Tide Capital, may be deemed the beneficial owner of the (i) 2,654,097 Shares owned by NT Master and (ii) 254,503 Shares held in the North Tide Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,908,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,908,600

(c)
Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of NT Master and through the North Tide Account during the past sixty days are set forth in Schedule A and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 023436108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2015

North Tide Capital Master, LP

By:	North Tide Capital GP, LLC its General Partner

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

North Tide Capital, LLC

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

/s/ Conan Laughlin
Conan Laughlin, Individually

CUSIP NO. 023436108

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

NORTH TIDE CAPITAL MASTER, LP

(51,465)	39.3200	10/26/2015
(123,187)	40.0900	10/28/2015
(33,763)	39.8300	10/29/2015
(912)	39.7483	10/30/2015
(102,200)	39.6697	10/30/2015
(30,934)	39.4000	10/30/2015
(85,611)	40.0696	11/02/2015
(75,354)	40.0426	11/03/2015
(123,187)	39.8550	11/03/2015
(45,625)	40.1632	11/04/2015
(118,717)	40.3460	11/04/2015
(30,295)	43.0128	11/05/2015
(91,250)	43.8134	11/05/2015
(31,937)	43.5840	11/10/2015
(3,103)	42.0312	11/11/2015
(48,363)	41.0002	11/11/2015

NORTH TIDE CAPITAL, LLC
(Through the North Tide Account)

(4,935)	39.3200	10/26/2015
(11,813)	40.0900	10/28/2015
(3,237)	39.8300	10/29/2015
(88)	39.7483	10/30/2015
(9,800)	39.6697	10/30/2015
(2,966)	39.4000	10/30/2015
(8,209)	40.0696	11/02/2015
(7,226)	40.0426	11/03/2015
(11,813)	39.8550	11/03/2015
(4,375)	40.1632	11/04/2015
(11,383)	40.3460	11/04/2015
(2,905)	43.0128	11/05/2015
(8,750)	43.8134	11/05/2015
(3,063)	43.5840	11/10/2015
(297)	42.0312	11/11/2015
(4,637)	41.0002	11/11/2015